ArcelorMittal to trade on a Single Order Book in Paris, Amsterdam and Brussels

Luxembourg, 13 January 2009 (12:00 CET) - From 15th January 2009, ArcelorMittal will trade on a single order book for its listing in Paris, Amsterdam and Brussels under the symbol MT. ArcelorMittal will remain a member of key NYSE-Euronext indices, in particular the CAC40 and the AEX.